Exhibit 99.8

FTI CONSULTING, INC.

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE

COMMITTEE

OF THE

BOARD OF DIRECTORS

Amended and Restated Effective as of September 17, 2004

Organization and Operation

There shall be a committee of the Board of Directors to be known as the Nominating and Corporate Governance Committee (“Committee”). The Committee shall be comprised of at least three members of the Board of Directors, each of whom is independent of management and FTI Consulting, Inc., (“Company”). Members of the Committee shall be considered independent if they meet the independence requirements of the New York Stock Exchange (“NYSE”) and the rules and regulations of the Securities and Exchange Commission (the “Commission”). Additionally, each Committee member should have prior public company board experience or related professional experience and possess integrity, credibility and good judgment.

The members of the Committee shall be appointed annually by a majority vote of the entire Board of Directors, and each shall serve until his or her successor is duly elected and qualified or until such member’s earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board of Directors.

If a Chair has not been elected by the Board of Directors in accordance with the Corporate Governance Guidelines, the members of the Committee shall designate a Chair by majority vote of the members of the Committee. The Chair shall preside at all sessions of the Committee and develop the agenda for each Committee meeting. The Chairman of the Board of Directors, Chief Executive Officer of the Company or the Chair of the Committee may call a meeting of the Committee. The Committee shall cause to be made and retain complete and accurate minutes of its meetings.

Formal action taken by the Committee shall be by unanimous written consent or by the affirmative vote of a majority of the Committee members present (in person or by conference telephone) at a meeting at which a quorum is present. A quorum shall consist of at least one-half of the members of the Committee. Any director of the Board of Directors, at his or her option, or at the Committee’s request, may attend a meeting of the Committee but, if he or she is not a member of the Committee, he or she shall not be

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counted in determining the presence of a quorum and shall not be entitled to vote. At any time, the Committee may go into executive session and exclude non-members and management from Committee proceedings.

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to one or more subcommittees of the Committee.

The Committee shall hold meetings as deemed necessary or desirable by the Chair of the Committee. In addition to such meetings of the Committee as may be required to perform the functions described under “Responsibilities and Duties” below, the Committee shall meet at least semiannually. The Corporation’s Chairman of the Board, Chief Executive Officer and other senior executives may attend meetings. However, the Committee should meet periodically in executive session without the presence of management and non-member directors.

Responsibilities and Duties

The Committee has the responsibility and authority to supervise and review the affairs of the Corporation as they relate to nominations of directors and corporate governance. The Committee, in discharging its responsibilities, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate and shall have the authority to retain a search firm, outside counsel or other experts to assist in identifying potential director candidates, including the authority to approve the fees payable to such search firm, counsel or other experts and all other terms of retention.

The following shall be the principal recurring duties of the Committee in carrying out its responsibilities:

A.	Review and recommend the size and composition of the Board of Directors.

B.	Develop criteria for selecting candidates for election as directors, identifying, evaluating (including inquiries into the background of candidates), recruiting and nominating such new candidates. In choosing candidates for membership on the Board of Directors, the Committee shall take into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills and the extent to which the candidate would fill a present need on the Board of Directors.

C.	Identify individuals qualified to become directors of the Corporation and recommend to the Board of Directors nominees for all directorships to be filled by the stockholders or by the Board of Directors.

D.	Identify and recommend directors for candidates as members and chairs of the committees of the Board of Directors for election by the Board of Directors.

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E.	Review and determine whether existing members of the Board of Directors should stand for reelection, taking into consideration such candidates as if they were candidates de novo.

F.	Develop and administer a process for, at least annually, the evaluation of the overall performance of the Board of Directors, this and the other committees and management and make recommendations to the Board of Directors, as appropriate, for improvement.

G.	Periodically review the Corporation’s Charter and By-Laws and each committee Charter and recommend to the Board of Directors, as appropriate, changes to any of the foregoing, creation of additional committees or elimination of existing committees.

H.	Periodically review corporate governance policies and best practices, recommend to the Board of Directors a set of corporate governance policies and practices to be applicable to the Corporation and monitor the Corporation’s compliance with those policies and practices.

I.	Assure that appropriate director orientation and continuing education programs exist.

J.	Be responsible for the process relating to succession planning for each of the Chairman of the Board, Chief Executive Officer and other executive officer positions.

K.	Report to the Board of Directors on the Committee’s activities as appropriate, but at least annually.

L.	Annually review the Committee’s performance of its responsibilities and duties and review, reassess the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers appropriate.

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